(l)(27)
PURCHASE AGREEMENT
     Northern Funds (the “Trust”), a Delaware statutory trust, and Eric K. Schweitzer (the “Purchaser”), hereby agree as follows:
     1. The Trust hereby offers the Purchaser and the Purchaser hereby purchases ten shares of the Short-Intermediate Tax-Exempt Fund (the “Short-Intermediate Tax-Exempt Shares”) for $10.00 per share. The Trust hereby acknowledges receipt from the Purchaser of funds in full payment for the Short-Intermediate Tax-Exempt Shares.
     2. The Purchaser represents and warrants to the Trust that the Short-Intermediate Tax-Exempt Shares are being acquired for investment purposes and not with a view to the distribution thereof.
     IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed this Agreement as of August 3, 2007.

NORTHERN FUNDS
By:	/s/ Lloyd A. Wennlund

ERIC K. SCHWEITZER
By:	/s/ Eric K. Schweitzer